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                                                                    EXHIBIT 20.1

PACIFICNET ACQUIRES GUANGZHOU 3G, A LEADING PROVIDER OF INTERACTIVE VOICE RESPONSE (IVR) VALUE ADDED TELECOM SERVICES IN CHINA

-- ACQUISITION OF LEADING CHINESE IVR COMPANY EXPECTED TO BE IMMEDIATELY
ACCRETIVE

HONG KONG--(BUSINESS WIRE)-- March 30, 2005-- PacificNet Inc. (Nasdaq:PACT), a leading provider of value-added telecom services (VAS) in China, announced that it has entered into a definitive agreement to acquire a 51% controlling interest in Guangzhou 3G Information Technology Co., Ltd. ("Guangzhou 3G"), a leading value-added services internet company in China serving China's four leading telecom operators which includes China Mobile, China Unicom, China Telecom, and China Netcom. Guangzhou 3G will become a majority-owned subsidiary of PacificNet, and PacificNet expects to consolidate its results for financial reporting purposes. The acquisition is expected to be immediately accretive to PacificNet's earnings.

Guangzhou 3G (www.vs366.com) is one of the largest value added telecom and information services providers in China with both voice (IVR and call center) and data (SMS, MMS, WAP, JAVA, GPRS) connection to the four major telecom operators: China Mobile, China Unicom, China Telecom, and China Netcom, covering both mobile and fixed-line networks. Guangzhou 3G also offers a wide variety of IVR and other wireless and fixed-line value added telecom services including color ring back tone (CRBT) services, background music (BGM) services, VICQ mobile instant messaging services, sports and soccer news, weather forecasts, stock prices, jokes, short stories, dramas, songs and mobile karaoke, mobile TV, games, entertainment, as well as community-oriented services, such as chatline and dating services. Mobile and fixed-line phone users can access Guangzhou 3G IVR services through one of the four major telecom operators' network. Guangzhou 3G currently employs 238 staff, and has offices in 26 provinces in China including Guangdong, Guangxi, Hubei, Hunan, Jiangsu, Zhejiang, Shanghai, Henan, Anhui, Yunan, Gansu, Ningxia, Neimeng, Guizhou, Tianjing, Qinghai, Hainan, Heilongjiang, Shanxi, Shandong, Chongqing, Jiangxi, Beijing, Hebei, Liaoning, Jiling. Guangzhou 3G's market covers all the major regions of China with over 3 million accumulated fee paying customers.

The purchase price for 51% controlling interest is approximately $5.5 million which is based on approximately five times the anticipated earnings of Guangzhou 3G in 2005, payable 29% in cash and 71% in restricted shares of PACT. The purchase price includes $500,000 cash payable to Guangzhou 3G, and the remaining amount payable to the selling shareholders through the issuance of 522,750 restricted shares of common stock of PacificNet plus $1.18 million cash payable to the sellers upon achievement by Guangzhou 3G of certain quarterly earn-out targets based on net profits,. PacificNet will also issue warrants to purchase 100,000 shares of PacificNet's common stock, at a strike price based on the five-day Volume Weighted Average Price of PacificNet's common stock before entering into the agreement. The warrants are exercisable for a period of three years.


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"This strategic acquisition is a compelling move by PacificNet to capture part of the rapidly growing IVR value-added telecom services market in China," said Tony Tong, CEO of PacificNet. "We have high respect for Guangzhou 3G's business success and the strong telecom experience offered by their management team. We are planning further strategic moves in the IVR market which we believe will increase our customer base, revenue and profit fundamentals, and improve our shareholder value. We believe this acquisition should be accretive to PacificNet's revenues, profits, and earnings per share in 2005."

"With the early success of our value added telecom services in China, we believe the market potential remains strong for our VAS and IVR services," said Sun Zhengquan, CEO of Guangzhou 3G. "We believe our unique and innovative value added services will contribute positively to PacificNet's overall revenues and profits. We look forward to growing along with the PacificNet VAS platform. This partnership should create compelling synergies in management, sales/marketing and VAS technology. With China being the largest and fastest growing telecom market in the world, with over 340 million mobile subscribers, 75 million wireless XiaoLingTong subscribers and over 316 million fixed-line phone subscribers, we believe our innovative value-added services will help China's telecom operators improve their Average Revenue Per User (ARPU) based on VAS product offerings, while contributing positively to PacificNet's bottom line. In addition, the future potential of 3G services is expected to create new VAS profit opportunities for us."

According to the latest statistics published by China's Ministry of Information Industry (MII), during the month of January 2005, China's total phone subscriber increased by 8.16 million subscribers to a total of 655 million subscribers, which includes 340 million mobile subscribers and 316 million fixed-line subscribers. China's total telecom revenue in 2004 reached RMB 920.5 billion, an increase of 37.5% over 2003. China's total internet users has reached 95 million.

About PacificNet

PacificNet Inc. (www.PacificNet.com), through its subsidiaries, invests in and operates companies that provide outsourcing and value-added services (VAS) and solutions in China, such as call centers, telemarketing, customer relationship management (CRM), business process outsourcing (BPO) and software development outsourcing, interactive voice response (IVR), mobile applications, and sales and distribution of telecom products and services. PacificNet's clients include the leading telecom operators, banks, insurance, travel, marketing, and service companies, as well as telecom consumers, in Greater China. Clients include China Telecom, China Netcom, China Mobile, China Unicom, PCCW, Hutchison Telecom, CSL, SmarTone, Sunday, Swire Travel, Coca-Cola, SONY, Samsung, TNT Express, Huawei, TCL, Dun & Bradstreet, American Express, Bank of China, DBS, Hong Kong Government, and Hongkong Post. PacificNet employs over 1,000 staff in its various subsidiaries through China with offices in Hong Kong, Beijing, Shenzhen, Guangzhou, and Shandong.


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About Guangzhou 3G

Guangzhou 3G Information Technology Co., Ltd. ("Guangzhou 3G") is one of the largest value added telecom and information services providers in China with both voice (IVR and call center) and data (SMS, MMS, WAP, JAVA, GPRS) connection to the four major telecom operators: China Mobile, China Unicom, China Telecom, and China Netcom, covering both mobile and fixed-line networks. Guangzhou 3G also offers a wide variety of IVR and other wireless and fixed-line value added telecom services including color ring back tone (CRBT) services, background music (BGM) services, VICQ mobile instant messaging services, sports and soccer news, weather forecasts, stock prices, jokes, short stories, dramas, songs and mobile karaoke, mobile TV, games, entertainment, as well as community-oriented services, such as chatline and dating services. Mobile and fixed-line phone users can access Guangzhou 3G IVR services through one of the four major telecom operators' network. Guangzhou 3G currently employs 238 staff, and has offices in 26 provinces in China including Guangdong, Guangxi, Hubei, Hunan, Jiangsu, Zhejiang, Shanghai, Henan, Anhui, Yunan, Gansu, Ningxia, Neimeng, Guizhou, Tianjing, Qinghai, Hainan, Heilongjiang, Shanxi, Shandong, Chongqing, Jiangxi, Beijing, Hebei, Liaoning, Jiling. Guangzhou 3G's market covers all the major regions of China with over 3 million accumulated fee paying customers.

This news release contains forward-looking statements. Actual results may differ from any forward-looking statements contained in this news release due to a number of factors that could adversely affect PacificNet's business, financial condition, operating results and stock price. These factors are discussed in more detail in PacificNet's filings with the SEC at www.sec.gov.

Contact:
     PacificNet Inc.
     Jacob Lakhany, 605-229-6678
     Email: ir@pacificnet.com
     or
     CEOcast, Inc. for PacificNet
     Ed Lewis, 212-732-4300